 Exhibit 99.1

SIGMA LITHIUM MAINTAINS OPERATIONAL CADENCE SHIPPING 22,000t OF QUINTUPLE ZERO GREEN LITHIUM TO JAPAN’S MITSUBISHI; ADDS PROMINENT EVP IN CORPORATE FINANCE

HIGHLIGHTS

•	Sigma Lithium maintains the operational consistency of a seasoned producer, shipping its 12th vessel of Quintuple Zero Green Lithium to Mitsubishi.
o	This is Sigma Lithium’s second sale to Mitsubishi, a large industrial and trading conglomerate (“keiretsu”) headquartered in Japan.

•	Sigma Lithium remains on track to deliver its 3Q production target of 60,000 tonnes of Quintuple Zero Green Lithium.

•	Sigma Lithium has appointed Rogerio Marchini as Executive Vice President of Corporate Finance and Chief Financial Officer, bolstering the Company’s finance team.

São Paulo, Brazil – (September 16, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, announces that it is shipping 22,000t of Quintuple Zero Green Lithium to Mitsubishi this week, maintaining its consistent operational cadence in the third quarter with near-monthly shipments.

Commercial

The price of the Quintuple Zero Green Lithium for this 12th shipment is initially set at a provisional premium floating price equivalent to 8.25% of Lithium Hydroxide quoted at LME (CIF Shanghai basis).

The achievement of near-monthly production cadence increases commercial flexibility, allowing the Company to further its diversification strategy, selling into leading global battery supply chains.

•	Sigma Lithium plans to further diversify its commercial strategy in the fourth quarter with additional commercial partnerships in different geographies.
•	The Company’s commercial success is enabled by the metallurgical properties as well as the quantifiable environmental sustainability and social traceability of its Quintuple Zero Green Lithium.

Rogerio Marchini Appointed Executive Vice President of Corporate Finance and CFO

Sigma Lithium is also pleased to announce the appointment of Rogerio Marchini to its senior leadership, as the new Executive Vice President of Corporate Finance and Chief Financial Officer (“CFO”). Rogerio is a prominent executive in Brazil, with a deep experience of 24+ years in finance. For the last 7 years Rogerio was the CFO of Origo, a private equity portfolio company of TPG International in the energy transition space. Here, he led the 40-person team through business transformation from start-up to final monetization. Rogerio also served as Director of Finance at Embraer where he worked for 13 years (the leading regional aircraft manufacturer and exporter).

Rogerio will be supported by the current high caliber team of finance executives, including Caio Araujo, who remains at the Company as a Director of the Controller’s Office and Felipe Peres, who led Sigma Lithium to its Nasdaq listing and was on medical leave in 2023, having returned to the Company as Director of Site Administration and Finance. Felipe will also be leading procurement and controls for the construction of the Phase 2 expansion of the Greentech Lithium Processing Plant, which will double Company capacity to 520,000t of Quintuple Zero Green Lithium (equivalent to approximately 80,000t of LCE).

CEO and Co-Chairperson Ana Cabral notes: “We are very pleased with our commercial partnership and deepening relationship with Mitsubishi. Mitsubishi’s market visibility, as a Japanese industrial conglomerate keiretsu (carmaker, commercial bank, trading) has helped Sigma Lithium successfully navigate the pronounced seasonality of demand and price swings displayed by the lithium market this summer” she concluded.

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“We are also delighted to welcome Rogerio Marchini to our senior leadership. Rogerio is a tremendous addition to our finance team, a seasoned Brazilian executive with significant experience in comparable companies encompassing key aspects of our business: energy transition and global exporting. In a testament to our culture of excellence and teamwork, Rogerio will be supported by two former Sigma Lithium CFOs who have been deployed to lead critical areas within the finance department. Rogerio’s appointment further bolsters the strength of our finance team.”

Qualified Persons Disclaim

Other disclosures in this news release of a scientific or technical nature at the Grota do Cirilo Project have been reviewed and approved by Iran Zan AusimM (Membership number FAusIMM (329132)), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Zan is not considered independent under NI 43-101 as he is Sigma Lithium co-Head of Geology and co-General Manager of Sigma Lithium. Mr. Zan has verified the technical data disclosed in this news release not related to the current Mineral Resource estimate disclosed herein.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium is one of the world’s largest lithium producers. The Company operates at the forefront of environmental and social sustainability in the EV battery materials supply chain at its Grota do Cirilo Operation in Brazil. Here, Sigma produces Quintuple Zero Green Lithium at its state-of-the-art Greentech lithium beneficiation plant that delivers net zero carbon lithium, produced with zero dirty power, zero potable water, zero toxic chemicals and zero tailings’ dams.

Phase 1 of the Company’s operations entered commercial production in the second quarter of 2023. The Company has issued a Final Investment Decision, formally approving construction to double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 expansion of its Greentech Plant.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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